United States securities and exchange commission logo





                              May 28, 2020

       Mark Kowal
       Senior Vice President and Chief Accounting Officer
       World Wrestling Entertainment, Inc.
       1241 East Main Street
       Stamford, CT 06902

                                                        Re: World Wrestling
Entertainment, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed February 7,
2020
                                                            File No. 001-16131

       Dear Mr. Kowal:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2019

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 24

   1. Please tell us your consideration of providing an analysis at the segment level of operating expenses. For example,
consider quantifying the components of operating expenses
                                                        which have been subject
to material variances in the last two years including business support functions.
Please refer to Item 303(a)(3)(i) of Regulation S-K and Staff Release
                                                        33-8350.
 Mark Kowal
FirstName LastNameMark Kowal
World Wrestling Entertainment, Inc.
Comapany NameWorld Wrestling Entertainment, Inc.
May 28, 2020
Page 2
May 28, 2020 Page 2
FirstName LastName
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Operating Expenses, page F-13

2. We note your use of the term "business support functions" in MD&A on page 24 and in footnote (2) to operating expenses on page 25. Please tell us whether business support functions expenses include sales and marketing while other similar costs are reported in 'Selling and marketing expenses' on your statements of operations. It is unclear from your disclosure of operating expenses why certain business support functions are directly related to revenue generating activities per your segment footnote on page F-42.
Note 21. Segment Information, page F-42

3. Please disclose revenues from major customers which are 10% or greater of consolidated net sales and the segment where they are reported. Refer to ASC 280-10-50-42.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Lyn
Shenk, Accounting Branch Chief, at (202) 551-3380 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Mr. James Langham